FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2004.

Total number of pages: 37.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

[Consolidated Results of Operations (US GAAP) Third quarter, fiscal year ending March 2004]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    January 30, 2004

Consolidated Results of Operations

(US GAAP)

Third quarter, fiscal year ending March 2004

Nomura Holdings, Inc.

January 2004

Outline of the Presentation

■	Financial Summary

■	Review of Businesses

➢	Segment Information

➢	Domestic Retail

➢	Global Wholesale

➢	Asset Management

➢	Non-interest Expenses

■	Appendix

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2004 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Consolidated Financial Summary

Third quarter, fiscal year ending March 31, 2004 (2003.4 – 2003.12)

	➢ Net revenue	565.0 (up 36%*)

	➢ Non-interest expenses	375.8 (up 6%*)

	➢ Income before income taxes	189.2 (up 217%*)

Results for the Nine Months (Billions of yen)	➢ Income before cumulative effect of accounting change	102.4 (up 183%*)
	➢ Net income	102.4 (down 30%*)
	➢ Total assets	27,863.9 (up 6,694.5**)

	➢ Total shareholders’ equity	1,725.4 (up 83.1**)

	➢ Leverage	16.1 times (12.9)

	➢ ROE	8.1% (annualized)

	➢ Net revenue	150.2 (up 14%*)

Third Quarter (Billions of yen)	➢ Non-interest expenses	120.3 (up 6%*)
	➢ Income before income taxes	29.9 (up 58%*)

	➢ Net income	15.7 (up 5%*)

	➢ ROE	3.7% (annualized)

*	YoY
**	Compared with corresponding items as March 31, 2003

Review of Businesses

■	Segment Information (P8)

■	Domestic Retail (P9-11)

■	Global Wholesale (P12-15)

■	Asset Management (P16-17)

■	Non-interest Expenses (P18-19)

Segment Information

Domestic Retail (1)*

Points

■	Commissions: 41.8 billion yen, up 56%

✓	Stock Brokerage Commissions**: 25.6 billion yen, up 89%

➢	Individual Equity Agency Transaction Value***

Monthly average = 9.8 trillion yen, up 89%

➢	Equity Holding Accounts

End of Dec: 1.349 million (special a/c for stocks: 78%)

End of Sept: 1.323 million (special a/c for stocks: 53%)

➢	IT Share

No. of orders: 46% (FY03.3 Q3: 33%)

Transaction value: 21% (FY03.3 Q3: 9%)

✓	Commissions for Investment Trusts Distribution and Redemption****: 12.3 billion yen, up 59%

➢	Stock Investment Trusts Commissions: 6.6 bil. yen, up 429%

➢	Foreign Investment Trusts Commissions: 2.3 bil. yen, down 10%

✓	Insurance

➢	Outstanding Value of Variable Annuity Insurance Contracts

Dec. total: 242.2 billion yen (up 12% since end of Sept.)

■	Fees from Investment Banking: 8.7 billion yen, up 131%

✓	Distribution of JGBs for Individual Investors

5th Issue 430.7 billion yen

   (Issue amount: 1,395.1 billion yen, Nomura’s share: 31%)

■	Sales Credit: 18.0 billion yen, down 44%

■	Investment Trusts Administration Fee: 5.6 billion yen, down 19%

*	All percentages are year-on-year comparisons unless otherwise stated
**	Domestic Retail
***	Three major exchanges = Tokyo, Osaka, Nagoya
****	Nomura Securities

Domestic Retail (2)

Stock Brokerage Commissions / Foreign Currency Bond Distribution to Retail Investors / Revenue Breakdown (approx. figs.)

Domestic Retail (3)

Client Assets / Net Asset Accumulation (excluding financials)

*	Including CBs and warrants
**	Includes variable annuity insurance

Net asset accumulation: Gap between inflow and outflow of assets

Global Wholesale (1) Fixed Income

Points

■	Foreign Currency Bond Public Offering to Retail Investors

✓	Swedish Export Credit (SEK): 68.3 billion yen (A$)

✓	Instituto de Crédito Oficial (ICO): 26.4 billion yen (US$)

✓	Dexia Crédit Local: 18 billion yen (CAN$)

■	Large-scale Foreign Currency Bonds Underwriting

✓	EIB: 1 billion euro-dollar

✓	ICO: 1billion euro-dollar

Global Wholesale (2) Equity

Points

■	Market Environment

✓	Equity Agency Transaction Value* (monthly average)

45.4 trillion yen, up 65% YoY

■	Off-floor/Off-exchange Equity Trading Value

✓	11.1 trillion yen (down 2% YoY)

 (down 20% QoQ)

■	Net Gain on Equity Trading (Nomura Securities)

*	Total equity agency transaction value on Japan’s three major exchanges (Tokyo, Osaka, Nagoya) of market participants capitalized at more than 3 billion yen (source: Tokyo Stock Exchange)

Global Wholesale (3) Investment Banking

Points

■	IPO, PO*

✓	IPO Market: 241.6 billion yen, up 260% YoY

        Nomura: 132.5 billion yen, up 1,577% YoY

✓	PO Market: 951.6 billion yen, up 313% YoY

       Nomura: 294.3 billion yen, up 119% YoY

■	Asset Finance

✓	Nomura Real Estate Office Fund

■	M&A, Advisory Business

✓	Taiyo Life Insurance = Daido Life Insurance = T&D Financial Life Insurance

➢	Set up a joint holding company (T&D Holdings, Inc.)

✓	Yamanouchi Pharmaceutical = Fujisawa Medical

➢	OTC pharmaceutical joint venture

(M&A Ranking)**

✓	Rank: No.3 No. of deals: 121

✓	Value: US$ 18 billion Market share: 21%

Sources:	* Nomura Securities, 2004.3 3Q pricing day base
** Thomson Financial, Announced Mergers and Acquisitions: Any Japanese involvement. League table based on rank value. (Jan. 2003-Dec. 2003)

Global Wholesale (4) Merchant Banking

Points

■	New Deals

✓	Toshiba Tungaloy MBO

✓	Announced acquisition of Sliontec

✓	Huis Ten Bosch—official sponsor

■	Exposure to Merchant Banking Business

Asset Management (1)

Points

■	New Funds

✓	Nomura Real Growth Fund Open

Initial sales: 32.2 billion yen

✓	World Genome Technology Open

Initial sales: 58.1 billion yen

✓	Nomura US High Yield Bond Income**

Initial sales: 43.9 billion yen

■	Assets Under Management of NCRAM

✓	Dec. 31, 2003 US$ 6.5 billion (up 48% YOY)

■	Assets Under Management of Main Foreign Currency Bond Funds

*	Primarily invests in US dollar denominated bonds (government bonds, ABS, corporate bonds)
**	Exchange rate: US$=Y107 (middle rate by Nomura Securities at end of month)

Asset Management (2)

Source: The Investment Trusts Association, Japan

Non-Interest Expenses (1)*

Points

■	Compensation and Benefits

            61.8 billion yen, up 4%

■	Information Processing and Communications

            19.2 billion yen, up 2%

■	Business and Development Expenses

            5.5 billion yen, up 14%

■	Other Expenses

            17.4 billion yen, up 41%

■	Fixed Cost Coverage Ratio

✓	FY04.3 3Q 28.2%

Asset management related fees	17.7 billion yen
Fixed-type expenses	62.7 billion yen

Asset management related fees: Asset management fee, custodial services fee, and fee from coupon payments

Fixed-type expenses: Fixed salary, guaranteed bonus, depreciation, real estate related expenses and others

*	All percentages are year-on-year comparisons unless otherwise stated

Non-Interest Expenses (2)

■	Compensation and Benefits

✓	Fixed-type expenses: 36.1 billion yen, up 3.3%
✓	Variable-type expenses: 25.7 billion yen, up 4.9%

*	Excludes expenses related to PFG entities (70.4 bil. yen for FY02.3)

For 2Q FY02.3 and 2Q FY04.3, the special charges for withdrawal from the multi-employer pension plan were 18.9 bil. yen and 2.8 billion yen respectively

Appendix

•	Revenue and Income by Business Segment (P21)

•	Global Wholesale (P22)

•	Domestic Retail Related Data (P23)

•	Major Differences (Segment / Income Statement) (P24)

•	Revenue (P25-28)

•	Non-interest Expenses (P29)

•	Client Assets (P30)

•	Number of Accounts (P31)

•	Secondary Market Share Data (P32)

•	Primary Market Share Data (Value Base) (P33)

•	Assets Under Management (NAM / NCRAM) (P34)

•	VaR (P35)

•	Number of Employees (P36)

Revenue and Income by Business Segment (Quarterly Base)

Units: millions of yen

Domestic Retail
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
Non-interest revenue	60,953	50,806	57,224	57,172	66,436	56,136	69,366	54,999	74,573	75,214	74,893
Net-interest revenue	1,076	467	870	537	599	605	915	194	397	378	460
Net revenue	62,029	51,274	58,091	57,710	67,035	56,742	70,280	55,193	74,970	75,592	75,353
Non-interest expenses	51,678	55,533	50,120	51,291	53,137	55,294	51,180	53,951	54,201	56,916	55,273
Income before income taxes	10,351	-4,259	7,974	6,418	13,899	1,449	19,100	1,241	20,769	18,676	20,080

Global Wholesale
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
Non-interest revenue	62,483	65,845	57,803	199,298	73,321	24,324	40,124	58,906	68,977	94,852	51,351
Net-interest revenue	7,816	7,734	14,725	24,230	16,541	30,970	30,571	23,712	25,177	20,102	5,987
Net revenue	70,299	73,580	72,528	223,528	89,861	55,294	70,695	82,619	94,154	114,954	57,338
Non-interest expenses	48,046	48,932	49,482	102,197	53,387	46,320	48,946	58,784	56,356	57,400	55,247
Income before income taxes	22,253	24,648	23,046	121,331	36,474	8,974	21,749	23,835	37,798	57,554	2,091

Asset Management
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
Non-interest revenue	12,779	10,401	12,037	11,623	9,850	10,288	7,290	7,400	7,598	7,633	10,459
Net-interest revenue	516	87	50	-286	-55	23	1,762	502	682	389	154
Net revenue	13,295	10,488	12,087	11,338	9,795	10,311	9,052	7,902	8,280	8,022	10,613
Non-interest expenses	8,383	8,331	9,423	10,894	8,682	8,995	8,021	8,167	8,192	10,517	8,058
Income before income taxes	4,912	2,156	2,665	442	1,113	1,316	1,031	-265	88	-2,495	2,555

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base)

Units: millions of yen

Fixed Income
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
Net revenue	20,727	23,175	19,549	27,302	43,887	32,476	41,550	36,052	62,261	48,118	26,319
Non-interest expenses	15,450	16,768	15,648	18,873	18,944	16,334	17,605	23,877	25,093	22,274	20,725
Income before income taxes	5,277	6,407	3,900	8,430	24,943	16,142	23,946	12,176	37,168	25,844	5,594

Equity
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
Net revenue	27,976	35,882	25,595	35,623	30,416	12,353	17,872	21,384	20,381	38,950	15,328
Non-interest expenses	16,054	15,813	17,336	17,272	18,340	14,329	16,026	16,980	16,470	19,202	18,312
Income before income taxes	11,922	20,069	8,259	18,351	12,076	-1,977	1,846	4,404	3,911	19,748	-2,984

Investment Banking
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
Net revenue	21,597	14,522	32,272	19,958	16,830	16,453	14,801	21,041	12,908	20,568	18,013
Non-interest expenses	16,542	16,350	10,371	14,143	13,850	13,636	13,081	15,807	12,086	13,468	13,448
Income before income taxes	5,055	-1,827	21,902	5,815	2,980	2,817	1,720	5,234	822	7,110	4,565

Merchant Banking
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
Net revenue	—	—	-4,888	140,644	-1,272	-5,989	-3,528	4,142	-1,396	7,318	-2,322
Non-interest expenses	—	—	6,127	51,909	2,253	2,019	2,233	2,122	2,707	2,466	2,762
Income before income taxes	—	—	-11,015	88,735	-3,525	-8,009	-5,762	2,021	-4,103	4,852	-5,084

*	The 3rd quarter figure for FY02.3 is the accumulated total from April through December 2002

Domestic Retail Related Data

Domestic Retail (billions of yen)	FY02.3				FY03.3				FY04.3
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Net Interest revenue	1.1	0.5	0.9	0.6	0.6	0.8	0.7	0.2	1.2	1.2	1.4
Sales credit	13.1	12.3	18.8	17.3	20.5	17.8	32.2	25.2	40.4	21.7	18.0
Investment trust administration fees and other	14.9	13.2	12.6	12.4	12.3	7.7	6.9	5.2	4.8	5.4	5.6
Fees from investment banking	2.9	5.3	2.7	3.1	1.8	4.8	3.7	4.8	2.9	6.7	8.7
Commissions	30.1	20.0	23.1	24.3	31.9	25.7	26.8	19.8	25.7	40.5	41.8
Stock brokerage commissions (Domestic Retail)	20.5	12.9	14.4	13.9	16.8	10.2	13.5	7.7	12.1	26.2	25.6

(Billions of yen)
Commissions for investment trusts distribution and redemption*	8.1	4.9	7.0	8.1	12.8	6.7	7.7	7.7	9.6	10.1	12.3
Bond investment trusts commission	1.5	2.0	3.0	4.2	5.5	4.2	4.0	3.2	2.2	2.6	3.4
Stock investment trusts commission	6.1	2.6	3.3	3.4	6.0	1.8	1.3	2.6	2.6	4.9	6.6
Foreign investment trusts commission**	0.5	0.3	0.7	0.5	1.3	0.8	2.5	1.9	4.8	2.5	2.3

(Trillions of yen)
Domestic distribution volume of investment trusts	6.2	7.0	5.4	3.8	3.3	2.5	3.5	2.6	3.2	3.5	3.4
Bond investment trusts	5.4	6.4	4.8	3.6	2.4	1.8	2.7	1.7	2.0	2.6	2.6
Stock investment trusts	0.5	0.3	0.3	0.3	0.5	0.3	0.2	0.3	0.3	0.4	0.4
Foreign investment trusts	0.3	0.3	0.3	0.0	0.5	0.4	0.6	0.5	0.8	0.5	0.3

(Billions of yen)	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9	2003.12
Outstanding value of bond investment trusts*	5,854	6,215	6,225	6,092	5,291	4,785	4,282	3,883	3,612	3,302	2,910

(Billions of yen)	2001.6	2001.9	2001.12	2002.3	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9	2003.12
Outstanding value of variable annuity	—	—	1.8	7.7	28.1	105.3	149.3	166.6	182.8	216.8	242.2

*	Nomura Securities
**	Commission during the initial and subsequent offering periods

Major Differences (Segment / Income Statement) (FY04.3 nine months)

Revenue (1)

(Commissions)

Revenue (2)

(Fees from Investment Banking)

Revenue (3)

(Asset Management and Portfolio Service Fees)

Revenue (4)

(Net Gain on Trading / Net Interest Revenue*)

*	Excluding net interest revenue from PFG entities
**	Net gain on private equity investment (232.5 bil. yen) is excluded from FY ended March 31, 2002 due to a change in structure of PFG business. However, this figure includes the gain on sales of PFG assets (116.3 bil. yen).

(Non-interest Expenses*)

*	Excludes expense related to PFG entities (484.4 bil. yen for FY02.3)
Items: Compensation and benefits, information processing and communications, occupancy and related depreciation, PFG entities’ cost of goods sold, expenses associated with rental income, other.

Client Assets (Trillions of yen)

Nomura Securities

	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03
Equities	28.9	24.9	24.8	25.1	24.9	23.6	22.3	21.6	24.8	28.7	30.3
Bonds	12.3	12.8	13.3	13.7	14.9	15.4	15.4	16.8	17.9	18.4	17.5
Stock investment trusts	3.2	2.6	2.7	2.7	2.7	2.5	2.4	2.4	2.6	2.8	3.1
Bond investment trusts	12.1	11.1	9.7	9.3	8.2	7.4	6.9	6.5	6.3	6.2	5.8
Overseas mutual funds	0.9	0.8	0.9	0.9	1.0	1.0	1.1	1.2	1.3	1.4	1.5
Other	0.2	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0

Total	57.5	52.3	51.4	51.8	51.8	50.0	48.2	48.5	53.0	57.6	58.2

Client Assets (Domestic Retail, excluding financials)

	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun.03	Sep.03	Dec.03
Equities	13.5	10.9	11.2	11.1	11.4	10.6	9.9	9.5	11.1	12.8	13.7
Foreign bonds	1.6	1.8	2.2	2.5	2.6	2.8	3.2	3.4	3.9	3.7	3.8
Domestic bonds	3.9	4.1	4.1	4.2	4.7	4.9	5.0	5.0	5.1	5.3	5.7
Stock investment trusts	2.7	2.1	2.2	2.4	2.4	2.2	2.1	2.0	2.2	2.4	2.5
Bond investment trusts	10.0	9.3	8.8	8.4	7.9	6.7	6.3	5.9	5.7	5.6	5.2
Overseas mutual funds	0.7	0.7	0.7	0.8	0.8	0.9	0.9	1.0	1.1	1.2	1.3
Other	0.0	0.0	0.0	0.0	0.1	0.2	0.2	0.2	0.2	0.3	0.3

Total	32.2	28.4	29.0	28.9	29.3	28.2	27.6	27.1	29.3	31.3	32.5

Number of Accounts

Nomura Home Trade (online trading accounts)	(Thousands of accounts)
	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03
	686	778	860	936	1,005	1,079	1,114	1,141	1,168	1,215	1,290

IT share

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
No. of order	38%	36%	37%	39%	39%	38%	33%	42%	45%	46%	46%
Transaction value	18%	17%	13%	17%	17%	14%	9%	17%	21%	21%	21%

Nomura Cash Management Service	(Thousands of accounts)
	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03
	2,539	2,686	2,805	2,899	2,965	3,029	3,079	3,112	3,145	3,195	3,285

Equity Holding Accounts	(Thousands of accounts)
	Jun.01	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03
	1,135	1,163	1,187	1,204	1,246	1,274	1,285	1,302	1,308	1,323	1,349

New Accounts (individual, monthly average)	(Thousands of accounts)
	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q
	22	25	21	21	20	22	20	16	16	21	24

Secondary Market Share Data

Market units: trillions of yen

Individual Equity Agency Transactions Share (monthly average)

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04. 1Q	2Q	3Q
Market	4.9	3.3	3.9	4.0	5.2	3.9	5.2	3.1	5.0	9.1	9.8
Nomura’s share	16%	16%	16%	13%	20%	16%	17%	8%	8%	10%	9%

Off-floor/Off-exchange Equity Trading Share

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04. 1Q	2Q	3Q
Off-floor market	5.3	4.5	4.4	5.1	4.1	4.1	2.7	3.2	3.5	4.9	4.3
Off-exchange	8.2	8.2	8.3	7.7	9.6	8.7	8.7	6.3	8.1	9.1	6.8
Nomura’s share	19%	19%	18%	19%	24%	18%	21%	15%	15%	16%	17%

JGB Auction Share

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04. 1Q	2Q	3Q
Market	13.8	13.4	14.6	14.3	16.8	18.2	15.7	17.3	18.4	18.7	18.1
Nomura’s share	12%	20%	13%	14%	20%	18%	10%	12%	14%	17%	12%

Secondary Bond Trading

	FY02.3 1Q	2Q	3Q	4Q	FY03.3 1Q	2Q	3Q	4Q	FY04. 1Q	2Q	3Q
Market	271	221	227	247	296	299	261	273	321	326	281
Nomura’s share	15%	17%	14%	14%	13%	16%	13%	14%	18%	16%	16%

Primary Market Share Data (Value Base)

Straight Bonds *
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	FY04.3 03.4–03.6	03.4–03.9	03.4–03.12
Nomura’s share	19%	19%	19%	21%	20%	22%	22%	23%	22%	23%	19%

Euro Yen Bonds **
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	FY04.3 03.4–03.6	03.4–03.9	03.4–03.12
Nomura’s share	27%	23%	22%	28%	35%	24%	20%	21%	37%	40%	35%

Samurai Bonds **
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	FY04.3 03.4–03.6	03.4–03.9	03.4–03.12
Nomura’s share	30%	39%	36%	38%	4%	4%	10%	14%	19%	21%	18%

Japanese IPO ***
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	FY04.3 03.4–03.6	03.4–03.9	03.4–03.12
Nomura’s share	7%	17%	37%	36%	89%	70%	50%	49%	1%	10%	24%

Japanese PO ***
	FY02.3 01.4–6	01.4–9	01.4–12	01.4–02.3	FY03.3 02.4–6	02.4–9	02.4–12	02.4–03.3	FY04.3 03.4–03.6	03.4–03.9	03.4–03.12
Nomura’s share	48%	40%	37%	34%	40%	42%	47%	44%	68%	66%	42%

Sources:	* Thomson Dealwatch, lead manager base
**	Thomson Financial Securities Data, bookrunner base
***	Nomura Securities

Assets Under Management (NAM / NCRAM)

NAM (Trillions of yen)
	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03
Stock investment trusts	2.7	2.4	2.9	3.2	3.6	3.3	3.3	3.2	3.5	4.3	4.3
Bond investment trusts	14.5	12.9	10.9	10.4	9.2	8.3	7.8	7.3	7.0	7.0	6.6
Non-public investment trusts	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.4
Investment advisory (domestic)	3.5	3.6	3.7	3.6	3.3	3.1	3.0	2.9	2.9	2.9	2.9
Investment advisory (overseas)	1.0	0.8	0.9	0.9	0.8	0.8	0.7	0.7	0.8	0.9	1.1

Total	21.9	19.8	18.6	18.2	17.1	15.6	15.1	14.2	14.5	15.4	15.2

NCRAM (Billions of US$)
	Jun. 01	Sep. 01	Dec. 01	Mar. 02	Jun. 02	Sep. 02	Dec. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03
Total	2.6	2.5	2.6	3.1	3.7	3.8	4.4	4.7	5.3	5.8	6.5

Value at Risk (Consolidated)

■	Definition		From Apr. 1 to Dec. 31 2003

	➢	99% confidence level	Maximum:	5.6 billion yen

	➢	1-day time horizon for out trading portfolio	Minimum:	1.7 billion yen

	➢	Inter-product price fluctuations considered	Average:	3.69 billion yen

									(Billions of yen)
The end of quarter	Sep.01	Dec.01	Mar.02	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03
Equity	2.0	2.8	2.0	1.8	1.3	1.3	1.5	2.1	2.3	2.9
Interest Rate	1.7	2.9	2.3	1.7	1.8	1.9	2.3	2.5	2.4	2.5
Foreign Exchange	0.3	0.2	0.2	0.4	0.4	0.3	0.2	0.3	0.3	0.3

Sub-total	4.0	6.0	4.5	3.8	3.5	3.5	4.0	4.9	4.9	5.7
Diversification Benefit	(1.2)	(1.9)	(1.2)	(1.2)	(1.2)	(1.1)	(0.9)	(1.5)	(1.3)	(1.8)

VaR	2.8	4.1	3.3	2.6	2.3	2.4	3.1	3.4	3.6	3.8

Number of Employees

	Mar. 01	Sep. 01	Mar. 02	Sep. 02	Mar. 03	Jun. 03	Sep. 03	Dec. 03
Asia/Oceania	486	476	468	462	616	622	646	652
Americas	835	893	827	753	797	821	843	852
Europe	1,370	1,449	1,381	1,352	1,389	1,439	1,372	1,439
Japan (FA, SA)	2,195	2,192	2,177	2,072	1,986	1,960	1,901	1,909
Japan (excluding FA, SA)*	9,507	9,846	9,697	9,969	9,258	9,561	9,435	9,316

Total	14,393	14,856	14,550	14,608	14,046	14,403	14,197	14,168

* Excluding NPF’s consolidated subsidiaries